UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiaonan Wu
Name:	Xiaonan Wu
Title:	Joint Company Secretary

Date:June 7, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release entitled “CNOOC Limited entered into a SharePurchase Agreement for the Acquisition of 10% equity interest in Arctic LNG 2 LLC”

Exhibit 99.1

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC Limited entered into a Share Purchase Agreement for the Acquisition of 10% equity interest in Arctic LNG 2 LLC

(Hong Kong, June 7, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today that the Company and CEPR Limited（“CEPR”）, a wholly-owned subsidiary of the Company, entered into a Share Purchase Agreement with Joint Stock Company Novatek (“JSC Novatek”) and Ekropromstroy Limited Liability Company（“Ekropromstroy”）, a wholly-owned subsidiary of JSC Novatek, pursuant to which, CEPR shall acquire 10% equity interest in Arctic LNG 2 LLC held by Ekropromstroy (the “Acquisition”).

Pursuant to the Share Purchase Agreement, completion of the acquisition is conditional upon the approval of relevant government authorities of China and Russia and satisfaction of certain other conditions. The acquisition is expected to complete in the near future.

JSC Novatek is principally engaged in the exploration, production, processing and marketing of natural gas and liquid hydrocarbons and has more than 20 years of operational experience in the Russian oil and natural gas sector.

Arctic LNG 2 LLC is a limited company incorporated in the Russian Federation engaging in the Arctic LNG 2 Project, the second large onshore conventional natural gas project led by JSC Novatek on the Gydan Peninsula in Russia, which contains the development and production of Utrenneye gas field and the construction and operation of three liquefied natural gas trains. Arctic LNG 2 LLC holds the liquefied natural gas licence that grants an exclusive right to export liquefied natural gas produced from gas extracted from the Utrenneye gas field.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com